SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 333-115996

Concordia Bus Nordic AB (publ)
(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-           .

FOR IMMEDIATE RELEASE

CONCORDIA BUS NORDIC AB (PUBL) UPDATE ON FINANCING PROPOSAL AND EXTENSION OF CONSENT SOLICITATION TO 27 MAY 2005

23 May 2005 — Concordia Bus Nordic AB (publ) (“Nordic”) has today announced further details of the financing proposal (the “Financing Indicative Terms”) received last week from certain members (the “Financing Parties”) of the Ad Hoc Committee (the “Ad Hoc Committee”) of the 11% Senior Subordinated Notes due 2010 issued by Nordic’s ultimate parent, Concordia Bus AB (“Bus”), under which the Financing Parties would lend €40,000,000 to Bus.  The funds, less certain amounts retained by Bus to meet the costs associated with its proposed restructuring as outlined in the indicative terms publicly announced on 16 March 2005 (the “Indicative Terms”), would be contributed to Concordia Bus’ wholly-owned subsidiary, Concordia Bus Nordic Holding AB (“Nordic Holding”), in return for preferred shares.  The Financing Indicative Terms propose that Nordic Holding in turn contribute an equal amount to Nordic in return for common shares.  The Financing Indicative Terms are subject to a number of conditions, including the closing of the proposed Bus restructuring, and are subject to further negotiation.

A meeting was held this week in London between the advisers of Nordic, the Ad Hoc Committee and certain holders of its 9.125% Senior Secured Notes due 2009 (the “Secured Notes”) to discuss the Financing Indicative Terms and in particular the contribution of funds to Nordic.

The operating businesses continue to function normally and continue to provide services to passengers and customers.

Nordic also announces that it is extending its pending solicitation of consents (the “Solicitation”) from holders of the Secured Notes to (a) certain amendments and waivers (the “Proposed Amendments and Waivers”) of the terms in the Indenture governing the Secured Notes (the “Indenture”) and (b) the foregoing (the “Agreement”) of their right to participate in any change of control offer set out in Section 1015 of the Indenture occasioned by a restructuring of Bus as outlined in the Indicative Terms.

Under the extended deadline, all holders of Secured Notes who submit valid and unrevoked consents prior to 5:00 P.M. London time on Friday, 27 May 2005, will receive the consent fee of €5 per €1,000 of the principal amount of Secured Notes for which they deliver valid and effective consents, subject to the terms and conditions of the Solicitation.

Holders who have previously delivered consents need not take any further action in order to receive the consent fee.

Nordic is not amending the Proposed Amendments and Waivers or the Agreement.

This announcement is not a solicitation of consents with respect to any securities.  The Solicitation is being made solely by the Consent Solicitation dated 16 March 2005.

The Tabulation Agent has advised Nordic that as of 20 May 2005 consents for 10.69% aggregate principal amount of the Secured Notes had been validly submitted and unrevoked.

For further information please contact:

Financial advisers to Concordia Bus Nordic AB:
Alvarez & Marsal (Europe) Limited 5th Floor One Canada Square

London E14 5AA
Contacts:	Tony Alvarez III
Telephone:	+44 (0) 207 715 5200
E-mail:	TAlvarezIII@alvarezandmarsal.com

ENQUIRIES:

Ragnar Norbäck	+46(0)854630141
Per Skärgård	+46(0)854630021

Richard Constant/ Candace Carpenter	+44(0)207.554.1400
Gavin Anderson & Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus Nordic AB (publ)
(Registrant)

Date: May 23, 2005	By:	/s/ Per Skargard
Per Skargard
Chief Financial Officer